For the fiscal period ended (a) 9/30/96
File number (c) 811-7343

                          SUB-ITEM 77I
               Terms of New or Amended Securities

     During  the period the Registrant  created  a
new  series, Prudential Jennison Growth  &  Income
Fund.   The new series is authorized to issue  500
million Class A, 250 million Class B, 250  million
Class  C  and  250 million Class  Z  shares.   The
existing   portfolio   of   the   Registrant   was
designated  Prudential Jennison Growth Fund  which
is  authorized to issue 250 million Class  A,  250
million  Class  B, 250 million  Class  C  and  250
million Class Z shares.

     Class  A  shares of the Registrant  are  sold
with  an initial sales charge of up to 5%  of  the
offering price.  Class B shares of  the Registrant
are  sold without an initial sales charge but  are
subject  to a contingent deferred sales charge  or
CDSC  (declining from 5% to zero of the  lower  of
the  amount  invested or the redemption  proceeds)
which will be imposed on certain redemptions  made
within  six  years  of  purchase.  Class  B   will
automatically   convert   to   Class   A    shares
approximately seven years after purchase.
Class  C shares of the Registrant are sold without
an  initial  sales charge but, for one year  after
purchase,  are  subject  to  a  CDSC  of   1%   on
redemptions. Class Z shares of the Registrant are sold without an initial or contingent deferred sales charge to a limited group of investors.